SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PORTUGAL TELECOM, SGPS, S.A.

Listed Company
Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa
Share Capital: 1,128,856,500 Euros
Registered with the Commercial Registry of Lisbon under no.
 3602/940706
Corporation no. 503215058

NOTICE

In accordance with the law and the Articles of Association, I hereby call a General Meeting of the Shareholders of Portugal Telecom, SGPS, S.A. (the “Company”) at Auditório 1 of the Centro de Congressos de Lisboa, located at Praça das Indústrias, in Lisbon, given that our headquarters do not offer adequate conditions for the meeting to be held, on the 21 April 2006, at 3:00 (three) p.m., with the following agenda:

AGENDA

1:	To resolve on the election of the Vice-Chairman of the General Meeting of Shareholders following the resignation presented by the former Vice-Chairman of the General Meeting;

2:	To resolve on the management report, balance sheet and accounts for the year 2005;

3:	To resolve on the consolidated management report, balance sheet and accounts for the year 2005;

4:	To resolve on the proposal for application of profits, distribution and allocation of reserves;

5:	To resolve on the ratification of the appointment by the Board of Directors of a member to fill a vacancy on the Board of Directors to complete the 2003/2005 mandate;

6:	To resolve on a general appraisal of the company's management and supervision;

7:	To resolve on the acquisition and disposal of own shares, including their acquisition in connection with the share buyback programme;

8:
To resolve on a possible reduction in share capital, namely a reduction in the amount of up to 33,865,695 Euros, for the purpose of releasing excess capital in connection with the continuation of the share buyback programme, by means of cancellation of up to 33,865,695 own shares to be acquired as a result of the implementation of the resolution, as well as on related reserves, reflecting the reduction in outstanding convertible bonds issued by the Company, and on the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association;

9:	To resolve on the amendment of paragraph 5 of article 13 of the Articles of Association;

10:
To resolve on a share capital increase in the amount of 338,656,950 Euros, by means of incorporation of share premiums in the amount of 91,704,891 Euros, statutory reserves in the amount of 121,523,559 Euros and a special reserve relating to the cancellation of treasury shares in the amount of 125,428,500 Euros, through an increase in the par value of all shares representing the Company's share capital by an amount equal to 30 Euro cents, whereby the par value of each share will be 1.30 Euros, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association;

11:
To resolve on a share capital reduction to 395,099,775 Euros, to be carried out by means of a reduction in the par value of all shares representing the share capital, whereby each share will have a par value of 35 Euro cents, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association. The purpose of the capital reduction will be the release of excess capital;

12:
To resolve, pursuant to paragraph 4 of article 8 of the Articles of Association, on the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors;

13:
To resolve on the suppression of the pre-emptive right of shareholders in the subscription of any issuance of convertible bonds as referred to in item 12 hereof as may be resolved upon by the Board of Directors;

14:
To resolve on the issuance of bonds and other securities, of whatever nature, by the Board of Directors, and namely on the fixing of the value of such securities in accordance with paragraph 3 of article 8 and subparagraph e), paragraph 1 of article 15 of the Articles of Association;

15:	To resolve on the acquisition and disposal of own bonds and other own securities;

16:	To resolve on the election of the corporate bodies for the 2006/2008 3-year period.

In the event the general meeting is unable to resolve on any of the matters on the agenda due to a lack of required share capital representation, I hereby call the shareholders to meet pursuant to a Second Call at the same place at 3:00 (three) p.m. on 8 May 2006.

Article 13 of the Articles of Association of Portugal Telecom, SGPS, S.A., on the participation in and exercise of voting rights at a General Meeting of Shareholders, is set forth below.

“Article 13
Participation and Voting Rights

1. Only shareholders with voting rights shall be entitled to attend a General Meeting of Shareholders.

2. Shareholders intending to participate in a General Meeting of Shareholders must provide evidence, no later than five working days prior to the relevant meeting, of the deposit of their shares in a book-entry securities account, as well as submit, within the same period, the statement referred to in paragraph twelve hereof.

3. Holders of shares with certificates, where legally permitted, who intend to participate in a General Meeting of Shareholders must either have their shares registered in their name on the Company's share registry, no later than five working days prior to the date scheduled for the meeting, or provide evidence, by the same date, of the deposit thereof with a financial intermediary that legally replaces such register, as well as submit, within the same period, the statement referred to in paragraph twelve hereof.

4. For the purposes of the provisions of paragraphs two and three above, the shares must remain inscribed or registered in the name of the Shareholder at least until the time of adjournment of the General Meeting of Shareholders.

5. Each 500 euros of capital shall correspond to one vote, and Shareholders having less than such capital amount may form a group so that, jointly and arranging to be represented by one of the group's members, they form the amount required to exercise voting rights.

6. The exercise of voting rights by correspondence or electronic means may cover all matters included in the notice, under the terms and conditions therein established, and the vote by electronic means may be subject to the verification by the Chairman of the General Meeting of Shareholders to the satisfaction of conditions established by him for the security and reliability of the same.

7. Votes cast by a holder of ordinary shares, on his own account or through a representative, in his own name or as a representative of another shareholder, that exceed ten per cent of the company's total voting stock shall not be counted.

8. For purposes of this article, shares shall be deemed to belong to the Shareholder if held by persons in the situations contemplated by article 20 of the Portuguese Securities Code, and the limit for each person covered shall be proportional to the number of votes cast by such person.

9. The limit set out in paragraph seven above shall apply to all resolutions, even those requiring a qualified majority.

10. In the case of joint ownership of shares, only the common representative, or a representative of the latter, may participate in a General Meeting of Shareholders.

11. The limitations set forth in the foregoing paragraphs shall apply to any usufructuaries and pledgees of shares.

12. For purposes of the provisions of paragraph eight above, Shareholders must submit a statement attesting they are not in the situation provided for therein.

13. In the context of ADR (American Depositary Receipt) or GDR (global Depositary Receipt) representing shares of the Company, owners of ADRs or GDRs shall be deemed to be shareholders, in accordance with the following paragraph, and the entity in whose name the underlying shares are registered shall be deemed to be a mere representative.

14. By virtue of the foregoing paragraph:

a) The provisions of article three hundred eighty-five of the Portuguese Companies Code shall apply to the entity in whose name the shares serving as a basis for the issue of ADR or GDR programmes are inscribed as a representative;

b) The limitation on the counting of votes as established under the law or the Articles of Association shall refer to votes cast on behalf of each ADR or GDR owner, as to whom the provisions of paragraph eight shall be considered, and each such owner shall be subject to the provisions of article twelve.

15. The limitation on the counting of votes cast by an entity on behalf of another shall not apply to entities in whose name shares of the Company serving as a basis for the ADR or GDR programme are registered.

16. For the purposes of participation in and exercise of voting rights at a General Meeting of Shareholders, the owners of ADRs or GDRs must comply with the provisions of this article.”

Representation of Shareholders

Shareholders may arrange to be represented at a General Meeting pursuant to the provisions of article 380 of the Portuguese Companies Code, and as an instrument of representation a signed letter addressed to the Chairman of the General Meeting of Shareholders will be sufficient.

The letters of representation of shareholders as referred to in the foregoing paragraph, as well as the letters of shareholders who are corporations conveying the name of the person who will represent them and the instruments of shareholder groupings, shall be addressed to the Chairman of the General Meeting of Shareholder ( * ) no later than 5:00 p.m. on the 18 April 2006.

Declaration of the financial intermediary

Shareholders, if they wish, may delegate to the Company the request for issuance of the declaration of the financial intermediary entrusted with the registration of their shares, and for such purpose they shall grant the required powers by means of a document addressed to the Chairman of the General Meeting of Shareholders ( * ), to be received no later than 5:00 p.m. on the 30 March 2006.

Shareholders may access the form that will be available for such purpose, beginning 9:00 a.m. on the 21 March 2006, on the Internet site www.telecom.pt.

Voting by correspondence

Shareholders with voting rights as referred to above may, in accordance with article 22 of the Portuguese Securities Code, exercise such rights by correspondence, provided that, no later than 5:00 p.m. on the 30 March 2006, the Chairman of the General Meeting of Shareholders ( * ) receives a communication, with a legally acknowledged signature (or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card), which communication shall set out the address to which voting papers and other documentation should be sent. In reply, the Company will send out the relevant voting papers and other documentation, and such shareholder must send to the Chairman of the General Meeting of Shareholders ( * ), such that the Chairman receives it no later than 5:00 p.m. on the 13 April 2006, an envelope containing the declaration of the financial intermediary entrusted with the registration of the relevant shares and the declaration as referred to in paragraph 12 of article 13 of the Articles of Association, and another closed envelope containing the duly completed voting papers.

As an alternative, shareholders may also download the voting papers from the Internet site www.telecom.pt and send the same, addressed to the Chairman of the General Meeting of Shareholders ( * ), duly completed and in a closed envelope, such that they are received, together with an envelope containing the photocopy of the identity card, the declaration of the financial intermediary entrusted with the registration of the relevant shares and the declaration as referred to in paragraph 12 of article 13 of the Articles of Association, no later than 5:00 p.m. on the 13 April 2006.

Voting by electronic means

Shareholders with voting rights may also vote through the Internet site www.telecom.pt, in accordance with the requirements established thereon, provided that, no later than 5:00 p.m. on the 30 March 2006, the Chairman of the General Meeting of Shareholders ( * ) receives a communication, prepared in accordance with the form made available on that same Internet site, which communication must contain a legally acknowledged signature (or, in the case of individuals, a simple signature accompanied by a photocopy of the relevant identity card), and set out the mailing address to which the shareholder wishes that the password to be made available by the Company to be sent.

Such shareholders may exercise their voting rights between midnight (0 hours) on the 6 April 2006 and 5:00 p.m. on the 18 April 2006.

Only the votes of shareholders as to whom the declaration of the financial intermediary entrusted with the registration of the relevant shares and the declaration referred to in paragraph 12 of article 13 of the Company's Articles of Association have been received no later than 5:00 p.m. on the 13 April 2006 will be considered.

Counting of votes

Votes exercised both by correspondence and by electronic means shall be considered at the time of the counting of votes, by adding the same to those cast in the course of the General Meeting of Shareholders.

The presence at the General Meeting of a shareholder, or his representative, having exercised his voting rights either by correspondence or by electronic means will cause the revocation of the vote issued in such form.

_____________________________________

The proposals to be submitted by the Board of Directors to the General Meeting, the reports that must be attached to the same according to the law and all other preparatory information, including, since the date hereof, the full text of the proposed amendments to the Articles of Association, shall be made available to the Shareholders, within the period provided by law, at the Company's headquarters and on the Internet site www.telecom.pt.

_____________________________________

( * )	Chairman of the General Meeting of Shareholders:
	Mailing Address:	Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300, Lisboa
	Telephone:	+351 800.207.369
	Fax:	+351 500.18.90
	E-mail:	assembleia-ptsgps@telecom.pt

Lisbon, 14 March 2006.

The Chairman of the General Meeting of Shareholders

________________________________________
Armando Manuel Marques Guedes

PORTUGAL TELECOM, SGPS, SA

Sociedade Aberta, com sede em Lisboa, na Av. Fontes Pereira de Melo, nº 40, pessoa colectiva nº 503 215 058, matriculada na Conservatória do Registo Comercial de Lisboa sob o nº 03602, com o capital de 1.128.856.500 euros

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.